July 15, 2014

Mr. Martin James
Senior Assistant Chief Accountant
United States of Securities and Exchange Commission
Washington, D.C. 20549

Re:  Thermo Fisher Scientific Inc.
File No. 1-08002

Dear Mr. James:

On June 4, 2014, the staff sent the company a comment letter. The staff inquired about any incomplete aspects of the purchase price allocation for our acquisition of Life Technologies Corp. The company responded on June 12, 2014. As part of strategic planning activities in late June and early July, we became aware of efforts to collect feedback from customers on their perception of the various acquired Life Technologies tradenames at the acquisition date. We believe such feedback may be relevant to the valuation of the acquired tradenames at the acquisition date, including their designation as definite-lived vs. indefinite lived. We expect the process of collecting/assessing customer feedback on the Life Technologies tradenames and any potential resulting adjustment to the purchase price allocation will not be completed by the time we file our second quarter 2014 Form 10-Q. We note in the allocation of purchase price disclosed in the company’s first quarter Form 10-Q, the value attributed to tradenames totaled less than 5% of the purchase price of Life Technologies Corp. We propose to disclose the open status of this evaluation in the company’s second quarter 2014 Form 10-Q as follows, “The company is not aware of any incomplete aspects of the purchase price allocation except for the ongoing evaluation of the value attributable to various acquired tradenames as of the acquisition date as well as their designation as indefinite-lived or definite-lived. The company expects the evaluation and any resulting changes to the purchase price allocation to be completed in the second half of 2014.”

If you have any questions, please contact Peter Hornstra or me at (781) 622-1000.

Sincerely,

/s/ Peter M. Wilver
Peter M. Wilver
Senior Vice President and
Chief Financial Officer

cc:   David Burton
        Peter Hornstra
        Kate Tillan